Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

Hyperion Update Jeff Rodek, CEO

Safe Harbor Statement During our presentation today, we may make projections or other forward-looking statements regarding future events or future performance for the company. We caution you that these statements are only predictions and actual events or results may differ materially. We refer you to the documents we file from time to time with the SEC, including Forms 10-K and 10-Q. These documents identify important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. The company does not undertake an obligation to update these forward- looking statements to reflect future events or circumstances.

Agenda Hyperion Overview Brio Acquisition Strategic Rationale and Context Customer Benefits Brio Customers and Financials OEM Agreement Transaction Specifics Company and Product Integration

$0.5 billion global enterprise software company Sell Business Performance Management solutions Deliver big, fast ROI for our customers -- ASP $132,000 Have an intensely loyal following of >6,000 customers Who We Are

Hyperion's Vision Breakthrough Performance Everywhere

Hyperion's Mission To define and lead the Business Performance Management software category, and to create unprecedented value for our customers, shareholders, employees, and partners

What is Business Performance Management? Solutions that Enable organizations to Translate strategies into plans & Monitor execution Provide INSIGHT to improve financial & operational performance

What is Business Performance Management?

Gartner's Corporate Performance Management Magic Quadrant: Best Execution Among Visionaries Definition: Methodologies, metrics, processes and systems used to monitor and manage the business performance of an enterprise Key Criteria: Support of management processes and breadth of scope Best Practices Integration of Applications Data Source Independency Connection to workflow and BI User self-deployment October 2002

Financial Business Performance Management Market: 3X lead over nearest competitor 2001 Cognos 11 Psoft 29 SAS 29.6 Comshare 44 Oracle 58.8 SAP AG 61.2 Hyperion 193.1 Hyperion SAP Oracle Comshare SAS Psoft Cognos Other Psoft 193.1 61.2 58.8 44 29.6 29 11 510 Source: IDC 2001 Worldwide Financial BPM Market Share 2001 Worldwide Financial BPM Revenue Size: $921M

Software Licenses 39% Maintenance 42% Services 19% Direct 74% Indirect 26% International 39% North America 61% Total Revenue by Type and Geography, License Revenue by Channel (ttm)

Software License $202 M $196 M 3% Total Revenues $510 M $492M 4% Operating Margin 10% 4% 150% EPS (fully diluted) $0.96 $0.45 113% Fiscal Year 2003 Highlights - Revenue FY02 Percentage Change FY03 FY02 Y/Y

6/30/03 6/30/02 Cash & short-term investments $ 417 $ 330 Current Assets 547 473 Total assets 655 584 Total current liabilities 196 192 Deferred revenues 105 95 Long-term debt 50 81 Total stockholders' equity 397 300 Cash flow from operations 88 84 DSO 64 73 ($ millions) Balance Sheet Highlights

For September quarter (Q1FY04), expect: Total revenues $122-126 million Earnings per share $0.18-0.24 Effective tax rate 37% 37.5 million diluted shares outstanding Hyperion results only - acquisition to be reflected in December results Hyperion Guidance (as of July 23, 2003)

Brio Acquisition

Brio Acquisition Context Consistent with publicly-stated investment priorities Adjacent applications Supplement our platform Consolidation opportunities

Strategic Rationale Strengthen competitive position and market leadership Expand our addressable market to larger number of users Expand BPM to all corners of the enterprise beyond finance Capture customers early in the BPM adoption cycle Drive adoption of BPM as an enterprise standard and position Hyperion as strategic vendor to IT

Why Brio Complementary products fill gaps in Hyperion product offerings Leader in ease of use ? lower total cost of ownership Strong foundation of core customers with proven success outside finance >2 million active users in 80 countries Organization and operational synergies Brio's improved corporate viability will accelerate product adoption rate Similar geographic coverage and organizational structure Similar West Coast culture with headquarters proximity

Complementary Business Performance Management Capabilities Planning & Modeling Consolidation & Reporting Scorecard OLAP Query & Reporting Analytical Applications Business Intelligence Business Performance Management KPIs Hyperion Hyperion Brio Brio End-to-end, fully-integrated BPM provider Enterprise Reporting

Customer Benefits Highest ease of use of information access tools Improved price performance advantage for broad enterprise-wide BPM deployments Empower decision makers with intelligent dashboards Real-time visibility into operational data Single vendor for both BPM and BI needs Access to greater resources Preserves and extends existing investments Commitment to innovation, extend and integrate Platform expanded to embrace performance management New application opportunities - both tailored and packaged Clear roadmap to creating a performance accountable organization Hyperion Customers Brio Customers

Brio's Blue Chip Customer Base

Brio Extends Hyperion's Reach Beyond Finance Financial Sales & Marketing Human Capital Supply Chain Operational BPM North Face uses Brio to optimize supply chain operations by analyzing profitability of more than 12,000 products and 2,000 customers Motorola's global HR community uses Brio to distribute the company's human resources reports worldwide Intuit marketing and customer service use Brio to measure customer satisfaction, sell through effectiveness to adjust their call center strategy BLM deployed Brio to 7,000 staff members to monitor performance, analyze budgets and financial information

Hyperion / Brio OEM Relationship Effective immediately, Hyperion selling Brio products standalone and bundled with Hyperion's products OEM relationship with Crystal will be phased out Customers offered migration package to move from Crystal to Brio Hyperion will continue to support existing Crystal customers through end of their annual maintenance term

Brio's Product Advantages Over Crystal Single interface for relational, multidimensional QRA, and enterprise reporting Simultaneous connectivity to multiple data sources - from a single report query and drill- through across multidimensional & relational sources Option to use metadata from source database or create a custom metadata layer Superior ease-of-use Seamless navigation through analytics & reporting Enables more effective understanding of business performance Metadata reuse, common security, single sign-on shared with every data source & application Facilitates enterprise-wide adoption of Business Performance Management Product Feature Customer Benefits

Hyperion's Revenue & Operating Margin Trends $528 $492 $510 (-2%) 4% 10%

Brio Key Financial Highlights Total revenues $102 m (TTM) License revenues $40 m (TTM) First 6 months CY03 at roughly breakeven (pro forma) Cash flow positive with $7 m operating cash flow (TTM) Net cash balance of $27 m

Hyperion's Growth Potential After Brio Acquisition 15+% $528 $492 $510 (-2%) 4% 10% 10%-15% +15%

Transaction Specifics Stock & cash transaction - valued at approx. $142M 1 0.109 shares of Hyperion common stock plus 36.3 cents per share of Brio common stock Brio shareholders will own approx. 10.5% of Hyperion at close Approved by the boards of directors of both companies Subject to customary closing conditions, including approval of Brio's stockholders and regulatory approvals Expected to close in December quarter Voting agreements signed - 16.6% shares already pledged 1 based on Hyperion's closing stock price of $28.18 on July 22, 2003

Acquisition's Expected Future Financial Impact EPS accretion expectations 1 GAAP EPS accretive in calendar 2004 GAAP EPS accretive beginning in June 2004 quarter Cash EPS accretive beginning in March 2004 quarter 2 Significant scale increase - combined trailing 12-month revenues for both companies total $613M Conservative cost synergies of $12-15M annually Will give more guidance on the first earnings call after transaction closes 1 Excludes impact of stock buyback 2 Excludes purchase accounting adjustments for amortization of intangibles and deferred revenue haircut

Cash and investments $417 Less LT Debt (50) Less 1 qtr operating expenses (115) Available cash $252 Stock repurchase plan 1 (125) Cash paid to Brio shareholders (15) Available cash after stock repurchases $112M 1 Value of Brio at announcement $142M, less $15M cash, equals equity value of $127M Stock Repurchase Highlights ($m)

Integration Both companies continue to operate independently until close Intensive integration planning underway OEM agreement enables fast start in product integration and sales, begin reselling Brio products immediately At close, all functional business units will operate as one company Drive for organizational efficiencies & reduce redundancies Continue to market, sell, & develop Brio product line At close, products to be re-branded as Hyperion products

Product Integration Existing integration between Hyperion & Brio platforms (especially Brio Performance Suite 8 and Hyperion Essbase XTD) Technology partners since 1996 Phased product integration Integrate Brio BI tools with Hyperion applications Integrate Brio BI tools with Hyperion platform Develop single suite for query, reporting and analysis against both relational and multidimensional data

Brio Acquisition Summary Extends our leadership in Business Performance Management by filling key product gap Quickly accretive to EPS Validated by customers, partners, industry analysts, and field staff

Forward Looking Statements This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion's proposed acquisition of Brio Software, Hyperion's expected financial performance, as well as Hyperion's strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion's ability to successfully integrate Brio Software's operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion's and Brio Software's products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion's business and financial results is included in Hyperion's Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Brio Software's Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information about the proposed merger and where to find it Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the "Merger") of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger. Hyperion, Jeff Rodek, Hyperion's Chairman and Chief Executive Officer, and certain of Hyperion's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion's other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available. Brio Software, Craig Brennan, Brio Software's President and Chief Executive Officer, and certain of Brio Software's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software's other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available